As filed with the Securities and Exchange Commission on July 30, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Navigant International, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	52-2080967
(State or other jurisdiction or incorporation or organization)	(I.R.S. Employer Identification No.)

84 Inverness Circle East

Englewood, Colorado 80112

(303) 706-0800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Edward S. Adams

Chairman of the Board, Chief Executive Officer, President and Director

84 Inverness Circle East

Englewood, Colorado 80112

(303) 706-0800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Dennis M. Jackson

Holland & Hart LLP

555 Seventeenth Street, Suite 3200

Denver, CO 80202-3979

(303) 295-8000

Approximate date of commencement of proposed sale to public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)

Common Stock, $.001 par value per share	128,506	$13.70	$1,760,532.20	$142.43

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant’s common stock as reported on the Nasdaq National Market on July 24, 2003.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 30, 2003

PROSPECTUS

NAVIGANT INTERNATIONAL, INC.

128,506 SHARES OF

COMMON STOCK

The shares of common stock which are offered by this prospectus are shares issued in connection with the Agreement and Plan of Merger (“Merger”), dated June 7, 2001, by and among Navigant International, Inc., FMTTM Acquisition Corporation, SATO Travel Holding Co., Inc. and the stockholders of SATO Travel Holding Co., Inc. The shares are being offered for sale from time to time pursuant to this prospectus for the account of the entities or persons to whom the shares were issued and to certain transferees thereof (the “selling stockholders”).

The selling stockholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We will not be paying any underwriting commissions or discounts in the offering of these shares. We will, however, be paying for substantially all of the other expenses incurred in the offering of the shares. For their shares, the selling stockholders will receive the purchase price of the shares sold less any agents’ commissions and underwriters’ discounts and other related expenses. More information is provided in the section of this prospectus titled “Plan of Distribution”.

Our common stock is traded on the Nasdaq National Market under the trading symbol “FLYR.” On July 24, 2003, the closing sale price of the common stock on the Nasdaq National Market was $13.75.

Our principal executive offices are located at 84 Inverness Circle East, Englewood, Colorado 80112, and our telephone number is (303) 706-0800.

Investing in our securities involves certain risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is truthful or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

ABOUT THIS PROSPECTUS

This prospectus constitutes part of a registration statement on Form S-3 that has been filed with the Securities and Exchange Commission, or SEC. SEC rules permit us to omit certain of the information contained in the registration statement. For such information, please refer to the registration statement on file with the SEC, including the exhibits to the registration statement.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus, which are not historical in nature, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding our intent, belief or current expectations with respect to, among other things:

•	trends in the travel industry;

•	our business and growth strategies;

•	our use of technology;

•	our distribution of services;

•	the continued use of travel management companies by corporate clients;

•	our payment or non-payment of dividends;

•	implementation of management contracts and service fees with corporate clients;

•	planned cost reduction measures; and

•	fluctuations in our quarterly results of operations.

Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from anticipated results. These risks and uncertainties include:

•	changes or reductions in the commission structure in the travel service industry;

•	changes in laws or regulations concerning the travel service industry;

•	trends in the travel service industry (including competition, consolidation and increased use of the Internet and computer online services);

•	our ability to successfully integrate the operations of existing or acquired travel management companies;

•	limitations on the availability of funds or other capital resources to finance future acquisitions;

•	our ability to negotiate favorable travel management contracts with our current and future clients;

•	any loss or modification of material contracts we have with travel suppliers or current clients;

•	liabilities arising under indemnification and contribution agreements entered into in connection with our spin-off from U.S. Office Products Company, or U.S. Office Products, in June 1998;

•	an impairment of goodwill due to downturn in the cash flows relating to past acquisitions;

•	a recession or slower economic growth, including changes or reductions in revenue as a consequence of, or related to, the failure, liquidation, bankruptcy or other reorganization of major travel suppliers, including airlines, rental car companies or hotel companies;

•	weather conditions and concerns for passenger safety that could cause a decline in travel demand; and

•	the risk factors set forth herein and other factors as may be identified from time to time in our filings with the SEC or in our press releases.

OVERVIEW AND RECENT DEVELOPMENTS

We are the second largest provider of corporate travel management services in the United States based on airline ticket sales. With locations throughout the United States, various U.S. territories and 19 foreign countries, we manage all aspects of our clients’ travel processes, focusing on reducing their travel expenses, typically one of the largest controllable expenses in a corporate budget. We believe that by providing high quality service and by entering into management contracts, which may have terms of up to five years, we are able to retain a significant portion of our clients from year to year. Through Scheduled Airlines Traffic Offices, Inc., which we acquired in June 2001, we provide airline travel reservation services to the U.S. government and its employees and other private sector organizations. We also provide specific group, leisure and special event management travel services, largely to our corporate clients. On December 29, 2002, we had 98 regional and branch offices and approximately 580 on-site locations.

With our technology and experienced personnel, we create, implement and manage corporate travel policies, helping our clients reduce travel costs. We provide our clients with extensive data about individual, departmental and company travel activity and patterns to help identify potential cost savings. We also provide comprehensive accounting systems that track and reconcile travel expenses, process and classify billing information and provide management reports, all of which can be tailored to meet a client’s particular needs.

Our business and operating history is described in detail in our reports on Forms 10-K and 10-Q that are specifically incorporated by reference into this prospectus. The following information is intended to update and supplement the information in those documents. You are urged to refer to those documents and consider them together with the following information prior to making any investment decision in the securities being offered.

On June 12, 2001, we acquired privately held SATO Travel Holding Co., or Sato Travel, the seventh largest travel management supplier in the U.S. for a consideration of approximately $45 million in cash and shares of our stock. Pursuant to the agreement, the purchase consideration consisted of $27 million cash and 1,469,388 shares of our common stock. The agreement also provided for an additional payment of cash and stock of approximately $4.8 million if Sato Travel achieves certain revenue objectives by the first anniversary of the closing. The stock subject to this registration statement is part of this additional payment, resulting from Sato Travel’s achieving revenue objectives specified in the agreement.

On July 28, 2003, we signed an amendment to our credit facility modifying certain of its terms and conditions. Among other things, the amendment permanently reduces the aggregate revolving committed amount to $125,000,000 and adjusts certain ratios including the consolidated leverage ratio. For the fiscal quarter ended June 29, 2003, the consolidated leverage ratio may not exceed 3.25:1.00. The maximum consolidated leverage ratio allowed will be decreased until June 30, 2004, when it returns to its original level of 2.50:1.00.

On July 28, 2003, we signed an amendment to our existing note purchase agreements modifying certain of their terms and conditions. Among other things, the amendment requires us to replace our existing credit facility by March 20, 2004 and adjust certain ratios including the consolidated leverage ratio. For the quarter ended June 29, 2003, the consolidated leverage ratio may not exceed 3.25:1.00. The maximum consolidated leverage ratio allowed will be decreased until June 26, 2004, when it will be set at 2.75:1.00.

RISK FACTORS

Our significant indebtedness and interest payment obligations may adversely affect our ability to obtain additional financing, use our operating cash flow in other areas of our business or otherwise adversely affect our operations.

We are significantly leveraged. At December 29, 2002, we had $170.7 million of consolidated outstanding debt and our total consolidated debt, as a percentage of capitalization, was 48.6%. We may also need to incur additional debt in the future to complete acquisitions or capital projects or for working capital, even though our credit facility and senior secured notes impose some limits on our ability to do so. Our high level of indebtedness could have important consequences to our stockholders, which include the following:

•	Our ability to obtain additional financing to fund our business strategy, debt service requirements, capital expenditures, working capital or other purposes may be impaired;

•	Our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to pay interest and principal on our debt;

•	Certain of our borrowings bear interest at variable rates, which could result in higher interest expense in the event of increases in interest rates;

•	We may not be able to compete with others who are not as highly leveraged; and

•	Our significant leverage may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

Our ability to pay interest on our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure our stockholders that our business will generate cash flow, or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

Our debt agreements impose restrictions which may adversely affect our ability to finance future operations or capital needs or engage in other business activities.

The covenants in our existing debt agreements, including the credit facility, the senior secured notes and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These covenants limit or restrict our ability to:

•	Incur additional debt or prepay or modify any additional debt that may be incurred;

•	Make certain acquisitions or investments;

•	Pay dividends and make distributions;

•	Repurchase our securities;

•	Create liens;

•	Transfer or sell assets;

•	Enter into transactions with affiliates;

•	Issue or sell stock of subsidiaries;

•	Merge or consolidate; or

•	Materially change the nature of our business.

The amendments to our credit facility and the senior secured notes executed in November 2001, February 2002, March 2003 and July 2003 also limit our ability to consummate certain acquisitions without the consent of the participating banks and institutional note holders. These limitations may reduce our ability to continue our acquisition program.

In addition, our credit facility also requires us to comply with certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. If we breach any of these covenants in our credit facility or senior secured notes, or if we are unable to comply with the required financial ratios, we may be in default under our credit facility or senior secured notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to revolver borrowings under the credit facility on which we rely to fund our liquidity.

Our cash flow and our ability to meet our debt service obligations depend upon the cash flow of our subsidiaries which are not obligated to make funds available to us.

We are a holding company. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment on debt or otherwise. In addition, their ability to make any payments will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions.

If commissions, overrides or incentives for reservations are decreased or eliminated altogether, our revenue may be reduced.

Historically, corporate travel management companies were largely dependent for their air travel ticketing revenues on the point of sale percentage commissions paid by airlines for each ticket issued. Since 1995, most airlines have substantially reduced the amount of commissions paid to travel agents for booking domestic and international flights. The airlines have capped the total commissions paid per ticket, reduced the commission rates per ticket payable to travel agents and most U.S. airlines eliminated commissions altogether. Further reductions in or eliminations of commissions may reduce our revenue. There can be no assurance that the airlines will not further reduce or eliminate commissions.

We have responded to the reductions in the commissions paid by airlines by entering into management contracts and service fee arrangements with many of our corporate clients. Although the terms of our management contracts vary depending on the type of services provided and by client, we typically deduct a pre-negotiated management fee, our direct operating expenses and our indirect overhead costs from commissions collected for travel arrangements made on behalf of the client. If the commissions do not exceed the amounts deducted, the client pays the difference to us. If the commissions exceed the amounts deducted, we typically pay the excess to the client. In addition, we typically charge a service fee for each ticket and other transactions to clients who do not have a management contract with us. In the future we may not be able to maintain or continue to negotiate management contracts or continue to receive current levels of fees from those contracts, and also may not be able to charge service fees or maintain the level of such service fees.

We also derive part of our revenues from incentive override commissions paid by the major airlines, incentive payments from distribution system vendors and commissions from hotel and car vendors. If, during any period, we fail to meet incentive levels, revenues could decrease. In addition, the airlines may reduce or terminate incentive override commissions, the system vendors may reduce or terminate incentive payments, hotel and car vendors may reduce or terminate commissions and we may not be able to extend our current arrangements or enter into new arrangements that are as favorable as our current arrangements.

Our industry is extremely competitive, becoming increasingly consolidated and subject to new methods of distribution, all of which may result in our losing clients or declining revenues or margins.

The corporate travel management industry is extremely competitive. We compete primarily with other corporate travel management companies. Some of our competitors have greater brand-name recognition and financial resources than we do. Competition within the corporate travel management industry is increasing as the industry undergoes a period of consolidation. Certain of our competitors are expanding their size and financial resources through consolidation. Some travel management companies may have relationships with certain travel suppliers which give them access to favorable availability of products (including airplane seats and hotel rooms) or more competitive pricing than that offered by us. Furthermore, some corporate travel management companies have a strong presence in particular geographic areas which may make it difficult for us to attract customers in those areas. As a result of competitive pressures, we may suffer a loss of clients, and our revenues or margins may decline.

We also compete with travel suppliers, including airlines, hotels and rental car companies. Innovations in technology, such as the Internet and computer online services, have increased the ability of travel suppliers to distribute their travel products and services directly to consumers. Although corporate travel management companies and travel agencies remain the primary channel for travel distribution, businesses and consumers can now use the Internet to access information about travel products and services and to purchase such products and services directly from the suppliers, thereby bypassing corporate travel management companies and travel agents. We believe that no single Internet-based service presently provides access to the full range of information available to us and our agents. An Internet-based travel service may, however, provide such access in the future. In addition, although we believe the service, knowledge and skills of our employees and our incorporation of new, alternative distribution channels position us to compete effectively in the changing industry, there can be no assurance that we will compete successfully or that the failure to compete successfully will not have a material adverse effect on our financial condition and results of operations.

If our travel suppliers cancel or modify their agreements with us, we may be subject to the loss of contracts, changes in our pricing agreements, commission schedules and incentive override commission arrangements and more restricted access to travel suppliers’ products and services which could materially and adversely affect our business, financial condition and results of operations.

We are dependent upon travel suppliers for access to their products and services (including airplane seats and hotel rooms). Certain travel suppliers offer us pricing that is preferential to published fares, enabling us to offer prices lower than would be generally available to travelers and other corporate travel management companies or travel agents. Travel suppliers can generally cancel or modify their agreements with us upon relatively short notice, leaving us subject to the loss of contracts, changes in our pricing agreements, commission schedules and incentive override commission arrangements, and more restricted access to travel suppliers’ products and services, which could have a material adverse effect on our business, financial condition and results of operations. The liquidation of a major travel supplier in bankruptcy or otherwise could have a material adverse effect on our revenues.

If certain technologies we depend on fail or our right to use certain computer reservation systems is restricted, our business, financial condition and results of operations may be materially adversely affected.

Our business is dependent upon a number of different information and telecommunications technologies. In addition, our ability to quote air travel ticket prices, make reservations and sell tickets is dependent upon our contractual right to use, and the performance of, computer reservation systems operated by Sabre, Galileo/Apollo and Worldspan. Our business, financial condition and results of operations may be materially adversely affected if these technologies or systems fail, or if our access to these systems is restricted.

We compete in a volatile industry and the occurrence of any of the events described below could have a material adverse effect on our business, financial condition and results of operations.

Our operating results generally depend upon factors affecting the corporate travel management industry. Our revenues and earnings are especially sensitive to events that affect business air travel, and the level of car rentals and hotel reservations. A number of factors, including recession or slower economic growth, rising travel costs, extreme weather conditions and concerns about passenger safety, could result in a temporary or longer-term overall decline in demand for business travel. Advances in technology and communications, such as videoconferencing and Internet-based teleconferencing, may also adversely impact travel patterns and travel demand. We believe that price-based competition will continue in the airline industry for the foreseeable future. The continuation of such competition and the occurrence of any of the events described above could have a material adverse effect on our business, financial condition and results of operations.

We intend to integrate certain operations which may cause a disruption to our business, may lead to technological, practical or personnel issues, and may not result in the intended cost efficiencies.

One of our strategies is to increase operating margins by consolidating and integrating certain administrative functions common to all of our subsidiaries. Each new acquisition results in additional integration of operations. This integration will require substantial attention from senior management and may require future substantial capital expenditures. The integration process may disrupt our operations as well as those of our subsidiaries as our management’s attention is diverted from other tasks, and as technological, practical or personnel issues arise.

Currently, we and our subsidiaries, SatoTravel, Navigant UK, Navigant France, Navigant Deutschland, Navigant Belgium and Navigant Brazil, operate on separate computer systems and we and most of our subsidiaries operate on separate telephone systems, several of which use different technologies. We expect that we will integrate these systems, but we have not yet established a definitive timetable for integration of all of such systems or our definitive capital needs for the integration. The contemplated integration of these systems may cause disruption to our business and may not result in the intended cost efficiencies. In addition, rapid changes in technologies may require capital expenditures to improve or upgrade client service.

We face risks in continuing to acquire corporate travel management companies.

We may not be able to make favorable acquisitions. One of our strategies is to increase our revenues and the markets we serve through the acquisition of additional corporate travel companies. We may not be able to make acquisitions at the pace we desire or on favorable terms, if at all. In addition, the consolidation of the travel management industry has reduced the number of companies available for sale, which could lead to higher prices being paid for the acquisition of the remaining travel management companies.

The companies we have acquired, or which we may acquire in the future, may not achieve sales and profitability that would justify our investment in them. Our acquisitions of companies outside the United States may subject us to certain risks inherent in conducting business internationally. These risks include fluctuations in currency exchange rates, new and different legal and regulatory requirements and difficulties in staffing and managing foreign operations.

We face risks in the integration of acquired companies which may impact our financial condition and results of operations. Integration of operations of the companies we acquired or may acquire in the future may also involve a number of special risks, which may have adverse short-term effects on our operating results. These may be caused by:

•	Severance payments to employees of acquired companies;

•	Restructuring charges associated with the acquisitions; and

•	Other expenses associated with a change in control.

Integration of acquired companies may also result in:

•	Diversion of management’s attention;

•	Difficulties with retention;

•	The need to hire and train key employees;

•	Risks associated with unanticipated problems or legal liabilities; and

•	Impairment of goodwill under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or FAS 142.

We conduct due diligence and generally require representations, warranties and indemnifications from the former owners of acquired companies. We cannot be certain, however, that such owners will have accurately represented the financial and operating conditions of their companies. If an acquired company’s financial or operating results were misrepresented, the acquisition could have a material adverse effect on our results of operations and financial condition.

If our ability to finance our future acquisitions by using cash, borrowed funds, shares of our common stock or a combination thereof is limited, our future growth may be limited. We currently intend to finance our future acquisitions by using cash, borrowed funds, shares of our common stock or a combination thereof. If our common stock does not maintain a sufficient market value, if our price is highly volatile, or if, for other reasons, potential acquisition candidates are unwilling to accept our common stock as part of the consideration for the sale of their businesses, we may then be required to use more of our cash resources or more borrowed funds in order to maintain our acquisition program. If we are unable to use common stock for acquisitions and we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional capital through debt or other financing. We may not be able to obtain additional capital, if and when needed, on terms we deem acceptable.

We rely on key employees and if such employees become unavailable, our business could be adversely affected.

Our operations depend on the continued efforts of Edward S. Adams, our Chief Executive Officer and President, Robert C. Griffith, our Chief Operating Officer, Chief Financial Officer and Treasurer, our other executive officers and the senior management of our subsidiaries. Furthermore, our operations will likely depend on the senior management of the companies that may be acquired in the future. If any of these people become unable to continue in his or her present role, or if we are unable to attract and retain other skilled employees, our business could be adversely affected. Edward S. Adams and Robert C. Griffith are subject to employment agreements with us.

Goodwill comprises much of our total assets and if we determine that goodwill has become impaired in the future, net income in such years may be materially and adversely affected.

As of December 29, 2002, approximately $310.1 million, or 72.8%, of our total assets and 171.6% of our stockholders’ equity represent goodwill. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations accounted for under the purchase method. Through December 30, 2001, we amortized goodwill on a straight-line method over a period of 35 years with the amount amortized in a particular period constituting a non-cash expense that reduced our net income. On December 31, 2001, we adopted the provisions of FAS 142, and discontinued the amortization of goodwill. We now test for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

A reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have a material and adverse impact upon the market price of our common stock. We believe that anticipated cash flows and fair value associated with goodwill recognized in connection with our acquisitions is fully realizable and there presently is no persuasive evidence that any material portion should be impaired based on our annual review performed in accordance with FAS 142.

Our industry is extremely seasonal causing fluctuating results of operations.

The domestic and international travel service industry is extremely seasonal. Our past results have fluctuated because of seasonal variations in the travel services industry. Our net revenues and net income are generally higher in the second and third calendar quarters and lowest in the fourth calendar quarter. We expect this seasonality to continue in the future. Our quarterly results of operations may also be subject to fluctuations as a result of the timing and cost of acquisitions, changes in relationships with certain travel suppliers, changes in the mix of services offered by us, the timing of the payment of incentive override commissions by travel suppliers, extreme weather conditions or other factors affecting travel.

We are growing rapidly, which has put pressure on our executive management, personnel and corporate support systems and could adversely affect our operations, business and financial results and condition.

We were formed through the acquisition of twelve corporate travel management companies from January 1997 through May 1998, and we have made 34 acquisitions since that time. We expect to continue to grow in part through acquisitions. The rapid pace of acquisitions has, and will continue to, put pressure on our executive management, personnel and corporate support systems. Any inadequacy of our systems to manage the increased size and scope of operations resulting from growth could adversely affect our operations, business and financial results and condition.

We have potential liabilities related to the distributions by U.S. Office Products and any type of payment in connection with such distributions may adversely impact our results of operations.

In connection with the distributions of the shares of four U.S. Office Products’ businesses (including Navigant) in June 1998, we and three other companies whose shares were distributed by U.S. Office Products entered into a series of agreements providing the allocation of certain liabilities. We and the other companies agreed in a tax allocation agreement to jointly and severally indemnify U.S. Office Products for tax losses relating to the distribution that are attributable to acts or omissions of us and the other companies. A tax indemnification agreement among us and the other spun-off companies requires each company responsible for tax losses to indemnify the other companies for those losses and their liabilities to U.S. Office Products under the tax allocation agreement. If the tax losses are not attributable to either U.S. Office Products or any of the other companies, each of the companies and U.S. Office Products is liable for its pro rata portion of the losses based on the value of each company’s common stock after the distributions.

We also entered into a distribution agreement with U.S. Office Products under which we are responsible for:

•	liabilities related to our business;

•	certain employee benefits liabilities;

•	securities laws liabilities arising from the distribution of our shares, our initial public offering and information related to our business supplied to U.S. Office Products; and

•	U.S. Office Products’ liabilities for earn-outs from acquisitions of its subsidiaries made prior to the distribution.

We and the other companies that were spun off have also agreed to bear a pro rata portion of certain United States securities law and general corporate liabilities of U.S. Office Products incurred prior to the distribution (including a pro rata portion of any liability of another spun off company to U.S. Office Products that is not paid) up to a maximum of $1.75 million for each company.

If our agent reporting agreements are cancelled, we would be unable to sell airline tickets and our results of operations would be materially adversely affected.

We depend on the ability to sell airline tickets for a substantial portion of our revenue. To sell airline tickets, we must enter into, and maintain, an agent reporting agreement for each operating subsidiary with the Airlines Reporting Company, or ARC, for domestic agencies or with the Billing Settlement Plan, or BSP, for international agencies. Agent reporting agreements impose numerous financial, operational and administrative obligations on us. These agreements allow ARC or BSP to cancel an agent reporting agreement for failure to meet any of these obligations. If our agent reporting agreements are cancelled by ARC or BSP, we would be unable to sell airline tickets and our results of operations would be materially adversely affected.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS AND OFFERING

The common stock offered by this prospectus represents 128,506 shares.

All of the shares were acquired by the selling stockholders or their transferors in connection with the Merger. The number of shares that may actually be sold by the selling stockholders will be determined by each selling stockholder. The selling stockholders may sell all, some, or none of the shares of common stock that are subject to sale pursuant to this prospectus.

The offering contemplated by this prospectus is not currently being underwritten, therefore, we cannot provide you with an estimate of the number of shares of common stock that the selling stockholders will hold in the future or upon the termination of the offering. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. There can be no assurance that any shares of common stock will be sold pursuant to this prospectus.

Lawrence A. Hough is a managing member of Stuart Mill, LLC and a general partner of Hough Investment Limited Partnership. David W. Wiederecht is an officer of GE Asset Management Incorporated, which is the investment manager of General Electric Pension Trust. Both Mr. Hough and Mr. Wiederecht have served as directors of Navigant since June 2001. As part of the acquisition of Sato Travel, the stockholders of Sato Travel, General Electric Pension Trust, Stuart Mill, LLC, Ambassadors International, Inc. and Hough Investment Limited Partnership, had the right to designate two Class I directors. Mr. Hough and Mr. Wiederecht were the two directors designated by these parties, and each of their terms as director was renewed in 2002 for an additional three-year period. In addition, Mr. Hough served as President and Chief Executive Officer of Sato Travel, one of our subsidiaries, from January 1999 until June

14, 2003. Although Mr. Hough has resigned his positions with Sato Travel, he continues to serve on our board of directors. Other than Mr. Hough and Mr. Wiederecht, none of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

The following table reflects ownership of shares after consummation of certain distributions as permitted by the Merger and sets forth the number of shares of common stock held by the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days after July 30, 2003 are considered to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of a person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Selling Stockholders	Shares Owned Before Offering	Shares Offered	Shares Owned After Offering
Ambassadors International	273,426	36,260	237,166
General Electric Pension Trust	660,033	42,750	617,283
Stuart Mill, LLC	36,260	36,260	0
Hough Investment Limited Partnership	13,236	13,236	0

	982,955	128,506	854,449

PLAN OF DISTRIBUTION

The selling stockholders and their successors, including their transferees, pledges or donees or their successors, may sell the common stock offered under this prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Neither we nor the selling stockholders can presently estimate the amount of this compensation.

The common stock offered under this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

In connection with the sale of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell the common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Should any of the selling stockholders be an “underwriter” within the meaning of Section 2(11) of the Securities Act, each will be subject to the prospectus delivery requirements of the Securities Act.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, the specific common stock to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. This prospectus also may be used, with our consent, by donees or pledgees of the selling stockholder, or by other persons acquiring shares and who wish to offer and sell shares under circumstances requiring or making desirable its use.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The common stock offered under this prospectus was issued pursuant to the Merger pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D promulgated thereunder. In connection with such Merger, we entered into a registration rights agreement with the selling stockholders whereby we agreed to register the shares of common stock offered under this prospectus under the Securities Act. We and the selling stockholders have agreed to indemnify each other, and their respective controlling persons, against specific liabilities, including liabilities arising under the Securities Act and the Exchange Act of 1934, or Exchange Act, in connection with the offer and sale of the shares. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act and/or Exchange Act. We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents.

VALIDITY OF SECURITIES

The validity of the securities offered hereby will be passed upon for us by Holland and Hart LLP.

EXPERTS

The consolidated financial statements incorporated in the prospectus by reference to the Annual Report on Form 10-K for the year ended December 29, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s following public reference facilities:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	New York Regional Office 7 World Trade Center Suite 1300 New York, NY 10048	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, IL 60661-2511

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” the information we file with them, which means:

–	incorporated documents are considered part of this prospectus;

–	we can disclose important information to you by referring you to those documents; and

–	information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the documents listed below:

(1) Our Annual Report on Form 10-K for the year ended on December 29, 2002;

(2) Our Quarterly Report on Form 10-Q for the quarter ended on March 30, 2003;

(3) Our Current Report on Form 8-K filed on March 24, 2003;

(4) Our Current Report of Form 8-K filed on June 27, 2003;

(5) Our Current Report on Form 8-K filed on July 28, 2003; and

(6) The description of our common stock, included under the heading “Description of Navigant Capital Stock” in the Information Statement/Prospectus forming a part of our Registration Statement on Form S-1 filed with the SEC on February 19, 1998, as amended by Amendment No. 1 to such Registration Statement filed on May 5, 1998, Amendment No. 2 to such Registration Statement filed on May 18, 1998, Amendment No. 3 to such Registration Statement filed on June 4, 1998 and Amendment No. 4 to such Registration Statement filed on June 9, 1998 (File No. 333-46539) and the Prospectus forming a part of our Registration Statement on Form S-1 filed with the SEC on March 6, 1998, as amended by Amendment No. 1 to such Registration Statement filed on May 7, 1998, Amendment No. 2 to such

Registration Statement filed on May 18, 1998, Amendment No. 3 to such Registration Statement filed on June 4, 1998 and Amendment No. 4 to such Registration Statement filed on June 9, 1998 (File No. 333-47503).

We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of this registration statement and prior to the time we sell all of the securities offered by this prospectus:

–	Reports filed under Section 13(a) and (c) of the Exchange Act;

–	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders’ meeting;

–	Any reports filed under Section 15(d) of the Exchange Act; and

–	Any reports filed under the Exchange Act after the initial filing date of this registration statement and prior to effectiveness of the registration statement.

You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC’s website or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by visiting our website at http://www.navigant.com or requesting them in writing or by telephone from us at the following address:

Navigant International, Inc.

Attn: Secretary

84 Inverness Circle East

Englewood, Colorado 80112

(303) 706-0800

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$142.43

Printing and engraving expenses	0

Legal fees and expenses	$10,000.00

Accounting fees and expenses	$15,000.00

Fees of transfer agent	0

Miscellaneous	0

Total	$25,142.43

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 7 of our restated certificate of incorporation provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware, or DGCL, a director of Navigant shall not be personally liable to Navigant or its stockholders for monetary damages for breach of a fiduciary duty as a director.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

–	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

–	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

–	under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

–	for any transaction from which the director derived an improper personal benefit.

Article 8 of our restated certificate of incorporation provides that to the fullest extent permitted under the DGCL, Navigant will indemnify its directors and executive officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

We have also obtained insurance policies which provide coverage for our directors and officers in certain situations, including some situations where we cannot directly indemnify the directors or officers.

EXHIBITS

2	Agreement and Plan of Merger dated as of June 7, 2001, by and among Navigant International, Inc., FMTTM Acquisition Corporation, SATO Travel Holding Co., Inc. and the stockholders of SATO Travel Holding Co., Inc. filed as an exhibit to our registration statement No. 333-64668 filed with the SEC on July 5, 2001 and incorporated herein by reference.

4	Registration Rights Agreement dated as of June 14, 2001 among Navigant International, Inc. and the stockholders of SATO Travel Holding Co., Inc. filed as an exhibit to our registration statement No. 333-64668 filed with the SEC on July 5, 2001 and incorporated herein by reference.

5	Opinion of Holland & Hart LLP regarding legality of shares.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Holland & Hart LLP (contained in Exhibit 5).

UNDERTAKINGS

1. The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(a)(i) and (1)(a)(ii) above will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

4. The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on this 30th day of July, 2003.

NAVIGANT INTERNATIONAL, INC.

By:	/S/ EDWARD S. ADAMS
Name:	Edward S. Adams
Title:	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ROBERT C. GRIFFITH Robert C. Griffith	Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	July 30, 2003

/S/ EUGENE A. OVER, JR. Eugene A. Over, Jr.	Sr. Vice President/Administration, General Counsel and Secretary	July 30, 2003

/S/ VASSILIOS SIRPOLAIDIS Vassilios Sirpolaidis	Director	July 30, 2003

/S/ NED A. MINOR Ned A. Minor	Director	July 30, 2003

/S/ D. CRAIG YOUNG D. Craig Young	Director	July 30, 2003

/S/ LAWRENCE A. HOUGH Lawrence A. Hough	Director	July 30, 2003

/S/ DAVID W. WIEDERECHT David W. Wiederecht	Director	July 30, 2003

EXHIBITS INDEX

The following exhibits are filed as a part of this Registration Statement.

Exhibit No.	Description of Exhibit

2	Agreement and Plan of Merger dated as of June 7, 2001, by and among Navigant International, Inc., FMTTM Acquisition Corporation, SATO Travel Holding Co., Inc. and the stockholders of SATO Travel Holding Co., Inc. filed as an exhibit to our registration statement No. 333-64668 filed with the SEC on July 5, 2001 and incorporated herein by reference.

4	Registration Rights Agreement dated as of June 14, 2001 among Navigant International, Inc. and the stockholders of SATO Travel Holding Co., Inc. filed as an exhibit to our registration statement No. 333-64668 filed with the SEC on July 5, 2001 and incorporated herein by reference.

5	Opinion of Holland & Hart LLP regarding legality of shares.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Holland & Hart LLP (contained in Exhibit 5).